Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of GULF UNITED ENERGY, INC. (the “Company”) on Form 10-K for the period ended August 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ JOHN B. CONNALLY, III
John B. Connally, III
President and Chief Executive Officer
(Principal Executive Officer)

Dated:  December 6, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of GULF UNITED ENERGY, INC. (the “Company”) on Form 10-K for the period ended August 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ DAVID POMERANTZ
David Pomerantz
Principal Financial Officer and
Principal Accounting Officer

Dated:  December 6, 2010

GLOSSARY OF OIL AND GAS TERMS

The following are the meanings of some of the oil and gas industry terms that may be used in this report.

2D seismic data:  Two-dimensional seismic data; geophysical data that depicts the subsurface strata in two dimensions; a vertical section of seismic data consisting of numerous adjacent traces acquired individually and sequentially.

3D seismic data:  Three-dimensional seismic data; geophysical data that depicts the subsurface strata in three dimensions; a vertical section of seismic data consisting of multiple closely spaced adjacent traces acquired together.

API gravity scale:  A gravity scale devised by the American Petroleum Institute.

basin: A depression of the earth’s surface into which sediments are deposited, usually characterized by sediment accumulation over a long interval; a broad area of the earth beneath which layers of rock are inclined, usually from the sides toward the center.

block:  Subdivision of an area for the purpose of licensing to a company or companies for exploration/production rights.

BOPD:  Abbreviation for barrels of oil per day, a common unit of measurement for volume of crude oil. The volume of a barrel is equivalent to 42 US gallons.

completion:  The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

concession:  Usually used in foreign operations and refers to a large block of acreage granted to the operator by the host government for a certain time and under certain government conditions which allows the operator to conduct exploratory and/or development operations. The Concession Agreement assures the holder of certain rights under the law.

crude oil: A general term for unrefined petroleum or liquid petroleum.

dry hole (or dry well):  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

E&P:  Exploration and production.

exploration:  The initial phase in petroleum operations that includes generation of a prospect or play or both, and drilling of an exploration well.  Appraisal, development and production phases follow successful exploration.

exploratory well:  A well drilled to find and produce oil and gas reserves that is not a development well.

field:  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

formation:  An identifiable layer of rocks named after the geographical location of its first discovery and dominant rock type.

hydrocarbon:  A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane [CH 4 ], but many are highly complex molecules, and can occur as gases, liquids or solids. The molecules can have the shape of chains, branching chains, rings or other structures. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

lead:  A possible prospect.

operator:  The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

GLOSSARY OF OIL AND GAS TERMS, Cont.

participation interest:  The proportion of exploration and production costs each party will bear and the proportion of production each party will receive, as set out in an operating agreement.

play:  An area in which hydrocarbon accumulations or prospects of a given type occur.

production:  The phase that occurs after successful exploration and development and during which hydrocarbons are drained from an oil or gas field.

prospect:  A specific geographic area, which based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

reserves (or recoverable reserves):  quantities of oil and/or gas estimated to be available for production in a particular area.

reservoir:  A subsurface, porous, permeable rock formation in which oil and gas are found.

royalty:  A percentage share of production, or the value derived from production, paid, in cash or kind, from a producing well.

seismic:  Pertaining to waves of elastic energy, such as that transmitted by P-waves and S-waves, in the frequency range of approximately 1 to 100 Hz. Seismic energy is studied by scientists to interpret the composition, fluid content, extent and geometry of rocks in the subsurface.

spud, to:  To commence drilling operations.

sunk costs:  Costs that cannot be recovered once they have been incurred.

water cut: The term used in production testing to specify the ratio of water produced compared to the volume of total liquids (water and oil) produced.

West Texas Intermediate (“WTI”):  Light, sweet crude oil with high API gravity and low sulfur content used as the benchmark for U.S. crude oil refining and trading.  WTI is deliverable at Cushing, Oklahoma, to fill NYMEX futures contracts for light, sweet crude oil.

working interest:  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production.

workover: Remedial work to the equipment within a well, the well pipe work, or relating to attempts to increase the rate of flow.